UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

CACHE, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

127150308
______________________________________________
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Spectrum Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,027,882
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,027,882
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,027,882

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	4.77%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Focused Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	32,990
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	32,990
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	32,990

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.15%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Select Equities LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	19,790
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	19,790
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,790

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.09%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,080,662
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,080,662
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,662
.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.01%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,080,662
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,080,662
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,662

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.01%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,080,662
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,080,662
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,662

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.01%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 127150308		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,080,662
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,080,662
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,662

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.01%
12		TYPE OF REPORTING PERSON	IN

The Reporting Persons named in Item 2 below are herby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the  Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1.

(a)	Name of Issuer:

CACHE, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1440 Broadway
New York, NY 10018
Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Spectrum Investors LLC
(ii)	Wexford Select Equities LLC
(iii)	Wexford Focused Investors LLC
(iv)	Wexford Capital LP
(v)	Wexford GP LLC
(vi)	Charles E. Davidson
(vii)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

411 West Putnam Avenue, Suite 125
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Wexford Spectrum Investors LLC – Delaware
(ii)	Wexford Select Equities LLC – Delaware
(iii)	Wexford Focused Investors LLC - Delaware
(iv)	Wexford Capital LP – Delaware
(v)	Wexford GP LLC - Delaware
(vi)	Charles E. Davidson - United States
(vii)	Joseph M. Jacobs – United States

(d)	Title of Class of Securities:

Common Stock, $.01 par value

(e)	CUSIP Number:

127150308

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 21,551,171 shares of common stock issued and outstanding, as reported by the Issuer in the Form S-3 Registration Statement filed by the Issuer on  filed November 21, 2013.]

(i) Wexford Spectrum Investors LLC
(a)	Amount beneficially owned: 1,027,882
(b)	Percent of class: 4.77%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,027,882:
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,027,882

(ii) Wexford Select Equities LLC
(a)	Amount beneficially owned: 19,790
(b)	Percent of class: 0.09%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 19,790
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 19,790

(iii) Wexford Focused Investors LLC
(a)	Amount beneficially owned: 32,990
(b)	Percent of class: 0.15%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 32,990
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 32,990

(iv) Wexford Capital LP
(a)	Amount beneficially owned: 1,080,662
(b)	Percent of class: 5.01%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,080,662
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,080,662

(v) Wexford GP LLC
(a)	Amount beneficially owned: 1,080,662
(b)	Percent of class: 5.01%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,080,662
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,080,662

(vi) Charles E. Davidson
(a)	Amount beneficially owned: 1,080,662
(b)	Percent of class: 5.01%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,080,662
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,080,662

(vii) Joseph M. Jacobs
(a)	Amount beneficially owned: 1,080,662
(b)	Percent of class: 5.01%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,080,662
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,080,662

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager of Wexford Spectrum Investors LLC (“WSI”), Wexford Focused Investors LLC (“WFI”) and Wexford Select Equities LLC (“WSE”, and together WFI and WSI the “Funds”), be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the members of the Funds.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2014	Company Name WEXFORD FOCUSED INVESTORS LLC By: /s/ Arthur Amron_______________ Name: Arthur Amron Title: Vice President and Assistant Secretary
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SELECT EQUITIES LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Cache, Inc.

Date: January 8, 2014	Company Name
WEXFORD FOCUSED INVESTORS LLC By: /s/ Arthur Amron_______________ Name: Arthur Amron Title: Vice President and Assistant Secretary WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SELECT EQUITIES LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON